Exhibit 99.II-1(n)

Private & Confidential

DATED                2007

INVERNESS MEDICAL INNOVATIONS, INC.	(1)

and

BBI HOLDINGS PLC	(2)

IMPLEMENTATION DEED

Birmingham London Brussels

Tel +44 (0)870 903 1000 Fax +44 (0)870 904 1099 mail@wragge.com www.wagge.com

CONTENTS

Clause	Heading	Page
1	Heading Definitions and interpretation	3
2	Announcement	6
3	Terms and Conditions	6
4	Implementation of the Proposal	6
5	Preparation of Documentation	9
6	Conduct of business	9
7	Termination	10
8	Share Option Mechanics	11
9	Notices	12
10	Remedies and Waivers	13
11	Validity	13
12	No Partnership	14
13	Contracts (Riehts of Third Parties) Act 1999	14
14	Assignment	14
15	Announcements	14
16	Costs	14
17	General	14
18	Law	15

This DEED is made on                   2007

BETWEEN:

1)        INVERNESS MEDICAL INNOVATIONS, INC. (a corporation registered in the State of Delware) whose principal place of business is at 51 Sawyer Road, Suite 200, Waltham, Massachusetts (“IMI”); and

2)        BBI HOLDINGS PLC (registered in England and Wales No. 03898291) whose registered office is at Golden Gate, Ty Glas Avenue, Cardiff, South Glamorgan CF14 5DX (“BBI”).

WHEREAS:

(1)       IMI proposes to make an offer for BBI on the terms and subject to the conditions set out in the Announcement (as defined below).

(2)       The parties have agreed to implement such proposal by way of a scheme of arrangement of BBI but IMI reserves the right in its sole discretion to elect to do so by making a takeover offer for the entire issued and to be issued share capital of BBI instead,

(3)       The parties have agreed to take certain steps to implement such proposal and wish to enter into this Deed to record their respective obligations relating to such matters.

NOW THIS DEED WITNESSES as follows:

1         Definitions and interpretation

1.1       in this Deed unless the context otherwise requires:

“acting in concert” has the meaning given to it by the Code;

“Agreed Form” in relation to any document means a document in a form, or a form substantially similar to that, which has at the relevant time been agreed by each party and which has, for the purposes of identification only, been initialled by both parties or on their behalf;

“Announcement” has the meaning given to it in clause 2;

“BBI’s Associates” means the directors, officers, advisers, agents and employees of BBI and its subsidiaries and their directors, officers, advisers agents and employees;

“BBI Board” means the board of Directors of BBI;

“BBI Directors” means the directors of BBI;

“BBI GM” means the general meeting of BBI Shareholders to be convened to, inter alia, consider and, if thought fit, approve the BBI GM Resolution (including any adjournment or postponement thereof);

“BBI GM Resolution” means the special resolution in the Agreed Form to approve, amongst other things, the cancellation of certain of the issued BBI Shares, the alteration of BBI’s articles of association to IMI’s satisfaction and such other matters as may be necessary to or connected with the implementation of the Proposal;

“BBI Group” means BBI, its subsidiaries and subsidiary undertakings;

“BBI Shares” means the ordinary shares of 2.5 pence each in the capital of BBI;

“BBI Shareholders” means the holders of BBI Shares;

“Board” means board of directors of the relevant company;

“Business Day” means a day (other than a Saturday or Sunday or public holiday) on which banks are open for business in London;

“Capital Reduction” means the proposed reduction of capital in connection with the Proposal under section 137 of the Companies Act 1985;

“Code” means the City Code on Takeovers and Mergers;

“Companies Act” means the Companies Act 1985 (as amended);

“Competing Proposal” means a proposed offer, merger, acquisition, scheme of arrangement, recapitalisation or other business combination relating to any direct or indirect acquisition of 50 per cent. or more of the BBI Shares or all or any material part of the business or assets of the BBI Group proposed by any third party which is not an associate (as defined in the Code) of IMI;

“Conditions” means the conditions to the implementation of the Proposal, set out in the Announcement, and “Condition” shall be construed accordingly;

“Court” means the High Court of Justice in England and Wales;

“Court Meeting” means the meeting of BBl’s Shareholders convened by order of the Court pursuant to section 425 of the Companies Act to consider and, if thought fit, approve the Scheme and to consider and, if thought fit, approve the reduction of share capital under section 137 of the Companies Act, in each case with or without modification (including any adjournment or postponement thereof);

“Court Order” means the order of the Court sanctioning the Scheme under section 425 of the Companies Act and confirming the reduction of capital under section 137 of the Companies Act;

“Effective Date” means the date on which the Scheme becomes effective in accordance with its terms;

“Final Hearing” means the final hearing of the Petition by the Court;

“IMI Directors” means the directors of IMI;

“IMI Group” means IMI, its subsidiaries and subsidiary undertakings;

“Minute” means the minute (approved by the Court) showing with respect to BBl’s share capital, as altered by the Court Order confirming the Capital Reduction, the several particulars required by section 138 of the Companies Act;

“Offer” has the meaning given to it in clause 4.7;

“Offer Document” means the document which would be despatched to the BBI Shareholders if IMI elects to implement the Proposal by means of a takeover offer;

“Panel” means the Panel on Takeovers and Mergers;

“Petitions” means the petition applying to the Court for the Court Order;

“Proposal” means the recommended offer by IMI for the entire issued and to be issued share capital of BBI not already owned by IMI or persons acting in concert with it, to be implemented by way of scheme of arrangement or, at IMI’s sole discretion, a takeover offer on the terms and subject to the Conditions and where the context so permits references to an offer shall mean whether made by way of takeover or scheme of arrangement;

“Scheme” means the implementation of the Proposal by means of a scheme of arrangement under section 425 of the Companies Act;

“Scheme Document” means the document in the Agreed Form to be despatched to the BBI Shareholders in relation to the Scheme;

“Scheme Record Time” means the time on which the Court Order under section 425 of the Companies Act sanctioning the Scheme is delivered to the Registrar of Companies for Registration;

“Scheme Shareholders” means the holders of Scheme Shares;

“Scheme Shares” means:

(i)        the BBI Shares in issue at the date of the Scheme;

(ii)       any BBI Shares issued after the date of the Scheme and before the Scheme Voting Record Time; and

(iii)      any BBI Shares issued at or after the Scheme Voting Record Time and before 6.00pm on the day before the date on which the Court Order is made in respect of which the original or subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme, in each case other than BBI Shares beneficially owned by the IMI Group;

“Scheme Voting Record Time” means 6.00 pm on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 pm on the second day before the date of such adjourned meeting; and

“UKLA” means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000.

1.2       Terms used but not defined expressly herein shall, unless the context otherwise requires, have the meaning given to them in the Announcement.

1.3       In this Deed, the expressions “subsidiary”, “subsidiary undertaking” and “holding company” shall have the meaning given to them in the Companies Act 1985; “interest” when used in connection with shares, shall be construed in accordance with Part VI of the Companies Act; and “offer” shall include any offer, whether by way of general offer, tender offer, reverse takeover, share exchange, scheme of arrangement or other court scheme or otherwise.

1.4       When IMI is referred to as making or announcing an offer, It shall be construed as including a reference to a person acting in concert with IMI so doing.

2         Announcement

2.1       The parties shall procure the release of the announcement of their intention to implement the Proposal (the “Announcement”) prior to 7:30 a.m. on 11 December 2007 or such other time and date as may be agreed by the parties provided that the BBI Directors have not before then resolved to withdraw, amend or vary their recommendation of the Proposal. Clauses 3, 4, 6.1 and 6.2 of this Deed shall have no effect until and unless the release of the Announcement occurs in accordance with this Deed.

2.2       Each party confirms that the Board has approved the contents (to the extent that they relate to that party) and release of the Announcement.

3         Terms and Conditions

3.1       The terms of the Proposal shall be as set forth in the Announcement. The only conditions to the Proposal shall (subject to any requirements of the Panel) be the Conditions or such additional terms and conditions as may be (i) agreed between the parties or (ii) required by the Code and/or any other applicable law or regulation and any additional terms imposed by the Court and in either case agreed by IMI and BBI acting reasonably.

4         Implementation of the Proposal

4.1       Other than as provided for in this Deed and the Exclusivity and Inducement Fee Deed entered into by the parties on 3 December 2007, each of BBI and IMI undertakes to the other that it will co-operate and take or cause to be taken all such steps as are within its power and are necessary and reasonable to implement the Proposal and to achieve satisfaction of the Conditions as soon as reasonably practicable, provided always that IMI’s obligations under this Deed shall in all respects be subject to and without prejudice to:

(a)       its right, in its sole discretion, to elect to implement the Proposal by way of a takeover offer under clause 4.7; and

(b)      its ability (in accordance with the Code) to invoke one or more of the Conditions.

4.2       Without prejudice to the generality of clause 4.1;

(a)       following the making of the Announcement, BBI will, as soon as reasonably practicable, apply to the Court for liberty to convene the Court Meeting and file such documents as may be necessary in connection therewith;

(b)      upon:

(i)        the Court making the order necessary for the purpose of convening the Court Meeting; and

(ii)       the necessary documents being settled with the Court and approved by

IMI, BBI and IMI shall as soon as reasonably practicable, but not later than 28 days after the Announcement, use all reasonable endeavours to publish the requisite documents, including the Scheme Document and appropriate forms of proxy (in each case, in the Agreed Form), and thereafter in a timely manner publish and/or post such other documents and information as the Court may approve or require from time to time in connection with the implementation of the Proposal;

(c)       BBI will convene the BBI GM to take place on the same date and immediately following the Court Meeting to consider and, if thought fit, approve the BBI EGM Resolution and BBI will convene the BBI GM and the Court Meeting to take place within four weeks of the posting of the Scheme Document (or such other period as may be agreed between the parties);

(d)      following the Court Meeting and the BBI GM, and assuming the resolutions to be proposed at such meetings have been passed by the requisite majorities, BBI shall as soon as reasonably practicable seek the direction of the Court for the protection of creditors in relation to the reduction of capital and the sanction of the Court to the Scheme and take any other action necessary to make the Scheme effective (including, for the avoidance of doubt, advertising the reduction of capital in a national newspaper and reconvening the Court Meeting and any other necessary shareholder meetings if so required by the Court);

(e)       as soon as reasonably practicable after the sanction by the Court of the Scheme, BBI shall cause an office copy of the Court Order and of the Minute to be filed with the registrar of companies in Cardiff;

(f)       both parties will use all reasonable endeavours to ensure the time period between the posting of the Scheme Document and the Effective Date is as short as reasonably possible; and

(g)      both parties will keep the other informed of all developments which are or are likely to be material to the successful implementation of the Proposal.

4.3       BBI agrees that subject to the statutory and/or fiduciary duties and obligations of the BBI Directors and their obligations under the Code (with all such duties and obligations being determined in good faith by the BBI Directors following receipt of advice from their professional advisers) the Scheme Document shall incorporate a unanimous recommendation of the BBI Board to BBI Shareholders to vote in favour of the Scheme and the BBI GM Resolution, in the form set out in the Announcement except to the extent that the BBI Directors have determined, acting reasonably and in good faith (with the benefit of legal advice), that such recommendation should not be given or should be withdrawn, modified or qualified in either case in order to comply with their statutory and/or fiduciary duties, or modified due to the requirements of Rule 3.1 of the Code to make the substance of any independent advice known to BBI Shareholders.

4.4       BBI agrees to co-ordinate implementation of the Proposal with IMI, and in particular agrees that it shall:

(a)       apply to Court for liberty to convene the Court Meeting;

(b)      publish and/or despatch the Scheme Document and accompanying forms of proxy;

(c)       convene the BBI GM and any separate class meetings as are ordered by the

Court;

(d)      seek to amend the Scheme or the BBI GM Resolution after despatch of the Scheme Document;

(e)       apply to Court to sanction the Scheme; or

(f)       file or register the Court Order at Companies House,

in each case, unless IMI has in writing withdrawn its consent to each such action being taken, such consent not to be unreasonably withdrawn.

4.5       Without prejudice to clause 4.1 above, IMI undertakes to use all reasonable endeavours to, and to procure that the IMI Directors and relevant professional advisers assist to, prepare all such documents as are required to implement the Proposal and take all such steps as are reasonably necessary or desirable for the purposes of satisfying the Conditions and implementing the Proposal as soon as reasonably practicable.

4.6       Subject to the Conditions being satisfied or (in respect of such conditions which may be waived by IMI) waived by IMI and IMI not wishing to implement the Proposal by way of a takeover offer, IMI shall undertake to the Court that, in the event the Proposal is implemented by way of the Scheme, it will be bound by the terms of the Scheme insofar as it relates to IMI.

4.7       IMI may in its sole discretion elect to implement the Proposal by way of a takeover offer (“Offer”), whether or not the Scheme Document has been despatched. Provided that the Offer is made substantially in accordance with the terms and conditions set out in the Announcement, BBI agrees that subject to the statutory and/or fiduciary duties and obligations of the BBI Directors and their obligations under the Code (with all such duties and obligations being determined in good faith by the BBI Directors following receipt of advice from their professional advisers) (i) any Offer Document shall incorporate a unanimous unqualified recommendation of the BBI Board to the BBI Shareholders to accept the Offer except to the extent that the BBI Directors have determined acting reasonably and in good faith (with the benefit of legal advice) that such recommendation should not be given or should be withdrawn, modified, or qualified in order to comply with their statutory and/or fiduciary duties or modified due to the requirements of Rule 3.1 of the Code to make the substance of any independent advice known to BBI Shareholders; and (ii) if required by the Panel it will consent for all purposes to the implementation of the Proposal by means of an Offer.

4.8       Subject to IMI and BBI agreeing the final form of the Scheme and subject to the Conditions being satisfied or waived by IMI and IMI not wishing to implement the Proposal by way of a takeover offer, IMI shall undertake to the Court that, in the event that the Proposal is implemented by way of a Scheme, it will be bound by the terms of the Scheme in so far as it relates to IMI.

4.9       BBI undertakes to use its best endeavours to obtain an irrevocable undertaking from those BBI Shareholders who are also Directors of BBI (in a form satisfactory to IMI) pursuant to which the BBI Shareholders who are also directors of BBI, inter alia, consent to the implementation of the Scheme and agree to vote in favour of it at any Court Meeting of the BBI Shareholders.

4.10     Subject to IMI and BBI agreeing the final form of the Scheme, IMI hereby agrees to be bound by the Scheme (subject to the Conditions) and to join with BBI in instructing Counsel to appear at the hearing of the petition to sanction the Scheme and, if relevant, to undertake to the Court to be bound by the Scheme. IMI confirms that prior to the presentation of the Petition in respect of the Court Order it will either have waived (where applicable) or invoked any Conditions that shall not otherwise have been satisfied.

5         Preparation of Documentation

5.1       In the event that the Proposal is implemented by way of the Scheme, then both parties shall work diligently to ensure that the Scheme Document is finalised in sufficient time to permit application to the Court to be made for liberty to convene shareholder meetings and for the Scheme Document to be posted as soon as reasonably practicable.

5.2       BBI agrees to consult with IMI as to the form and content of the Scheme Document and, to the extent that the Scheme Document relates to any matter other than BBI, the BBI Group or the BBI Directors, it will seek the approval of IMI (such approval not to be unreasonably withheld or delayed) to the content of the Scheme Document and afford IMI sufficient time to consider such document in order to give its approval. IMI undertakes promptly to provide BBI with all such information about itself and the IMI Group as may reasonably be required for inclusion in the Scheme Document and provide all such other assistance as BBI may reasonably require in connection with the preparation of the Scheme Document, including access to, and ensuring the provision of assistance by, relevant professional advisers, IMI will procure that the IMI Directors accept responsibility for all of the information in the Scheme Document relating to IMI, the IMI Group and the IMI Directors. BBI will procure that the BBI Directors accept responsibility for all of the information in the Scheme Document relating to BBI, the BBI Group and the BBI Directors.

5.3       In the event that the Proposal is implemented by way of the Offer, BBI undertakes to provide IMI with all such information about the BBI Group as may reasonably be required for inclusion in the Offer Document and to provide all such other assistance as IMI may reasonably require in connection with the preparation of the Offer Document, including access to, and ensuring the provision of assistance by, relevant professional advisers, provided that the BBI Board has not withdrawn its recommendation. IMI agrees to consult with BBI as to the form and content of the Offer Document to the extent that the Offer Document relates to the BBI Group or the BBI Directors. BBI will procure that the BBI Directors accept responsibility for all of the information in the Offer Document relating to BBI, the BBI Group and the BBI Directors.

6         Conduct of business

6.1       BBI undertakes that prior to the earlier of (i) the Effective Date and (ii) termination of this Deed in accordance with its terms, BBI shall not, and it shall procure that no other member of the BBI Group shall, except with the prior written consent of IMI (not to be unreasonably withheld or delayed):

(a)       carry on business other than in the ordinary course and in all material respects consistent with past practice; or

(b)      materially alter the nature or scope of the BBI business, the business of the BBI Group taken as a whole or the business of any material member of the BBI Group (including without limitation any material alteration to the timing or scope of orders of stock or sales/promotions to customers); or

(c)       take any action which would be reasonably likely to materially delay or prejudice the Proposal (whether implemented by scheme of arrangement or takeover offer); or

(d)      do or omit to do any act with the intention that such action or omission would cause any of the Conditions not to be satisfied; or

(e)       enter into, amend, supplement or terminate any agreement which is material in the context of either the business of BBI, the business of the BBI Group taken as a whole or any material member of the BBI Group or the implementation of the Proposal; or

(f)       make any acquisition or disposal that is material in the context of BBI or a member of the BBI Group;

(g)      otherwise take any action that would require approval of the BBI Shareholders under Rule 21 of the Code; or

(h)      agree to do any of the foregoing.

6.2       BBI undertakes that it will and shall procure that each member of the BBI Group does co-operate with IMI in dealing with any party to an agreement or arrangement with BBI which is materially affected by the Proposal or would be materially affected by its implementation and shall support the reasonable requests of IMI as to how such effect shall be managed, provided always that such requests by IMI are reasonable in the circumstances at the relevant time.

7         Termination

7.1       Without prejudice to the parties’ obligations under the Code or pursuant to any court order the obligations contained in this Deed, other than under clauses 2, 7 and 9 to 18 (inclusive) shall terminate on the Effective Date or, if earlier:

(a)       by mutual written consent of IMI and BBI;

(b)      by notice in writing from either party following a material breach of any of the obligations of the other set out in this Deed which would if not cured give rise to a failure of a Condition and which is either not capable of being cured or not cured before the earlier of the commencement of the Final Hearing and ten days after written notice of such breach has been given to the other party;

(c)       upon the Proposal lapsing or being withdrawn;

(d)      if a Competing Proposal (or any amendment, variation or revision of such Competing Proposal) becomes or is declared wholly unconditional or is completed;

(e)       if BBI Shareholders do not vote to approve the Proposal at the Court Meeting or the BBI GM Resolution is not passed;

(f)       if the Court Order is not granted or (save as the parties may otherwise agree in writing) the Effective Date has not occurred on or before 31 March 2008;

(g)      if IMI elects to implement the Proposal by way of the Offer, if the Offer, once announced under Rule 2.5 of the Code, lapses in accordance with its terms or is withdrawn or not made; or

(h)      following discussion with and subject to the agreement of the Panel, any condition of the Scheme or the Offer becomes incapable of being satisfied or waived by IMI.

7.2       Notwithstanding any other provision of this Deed the sole remedy in damages for IMI for a material breach by BBI of any provision of this Deed which is also a breach of clause 8.2 of the Exclusivity and Inducement Fee Deed shall be for payment of the Inducement Fee (as defined therein) pursuant to clause 8 of the Exclusivity and Inducement Fee Deed entered into by IMI and BBI on 3 December 2007.

7.3       Notwithstanding any other provision of this Deed the sole remedy in damages for a material breach by IMI of any provision of this Deed which is also a breach of clause 9.2 of the Exclusivity and Inducement Fee Deed shall be for the payment of the Break Fee (as defined therein) pursuant to clause 9 of the Exclusivity and inducement Fee Deed entered into by IMI and BBI on the 3 December 2007.

8         Share Option Mechanics

8.1       This clause 8 relates to the following arrangements (“BBI Option Plans”) pursuant to which BBI has granted shares options (“Options”) to employees and directors:

(a)       The BBI SAYE Share Option Scheme (“SAYE Plan”);

(b)      The BBI EMI Scheme (“EMI Plan”);

(c)       The BBI Unapproved Share Option Scheme (“Unapproved Plan”);

(d)      The option agreement made between BBI and David Evans on 28 April 2004 (“DE Option”); and

(e)       the Option Agreement made between BBI and David Evans on 10 December 2007 (“DE Second Option”)

8.2       IMI will make a proposal to the holders of Options (“Option Holders”) under which each Option Holder may surrender his Option (the “old option”) in exchange for an option to acquire shares in IMI (the “replacement option”).

8.3       Each replacement option will be granted on the following basis:

(a)       The replacement option will be an option to acquire that number of IMI ordinary shares which have a market value equal to the BBI shares subject to the old option. Market value is assessed as at the date the old options are surrendered in accordance with the rules of the relevant BBI Option Plan and (where so required) agreed with HM Revenue & Customs (“HMRC”);

(b)      The aggregate price payable on exercise of the replacement option will be the same as the price payable on exercise of the old option. All exercise prices are denominated in pounds sterling;

(c)       For the purposes of determining when a replacement option vests, each replacement option is to be treated as if it had been granted on the same date as the old option it replaces;

(d)      All other terms of the replacement option will be the same as the terms of the old option it replaces. In other words, the replacement option will not be granted under an existing option plan of IMI. It will be outside of those plans, instead, each replacement option will be treated as if it had been granted under the relevant BBI Option Plan (save that in the relevant plan rules references to the “Company” would be construed as references to (IMI, rather than references to BBI).

8.4       With regard to performance conditions, it is acknowledged that:

(a)       Performance conditions have been met in relation to the following Options (all of which are therefore currently exercisable)

(i)        All Options granted on 28 April 2004; and

(ii)       The Option granted to Stephen Young on 20 September 2005 pursuant to the EMI Plan;

(b)      Options granted under the SAYE Plan are not subject to any performance conditions;

(c)       If Options granted under the Unapproved Plan are exchanged in the manner described in clauses 8.2 and 8.3, of that Unapproved Plan the performance conditions will cease to apply to the replacement options; and

(d)      Performance conditions will continue to apply to replacement options issued in exchange for old options that were granted under the EMI Plan, IMI agrees that BBI may waive the performance conditions currently attaching to options granted under the EMI Plan, if BBI elects not to waive those performance conditions, BBI and IMI agree to use their respective reasonable endeavours to agree the terms of an appropriate performance condition which is not materially harder, nor easier, to satisfy than the current performance condition applicable to such replacement options (subject to agreement with HMRC).

9         Notices

9.1       A notice under this Deed shall only be effective if it is in writing. Any notice must be sent by email.

9.2       Notices under this Deed shall be sent to a party for the attention of the individuals set out below:

Party	Email Address

IMI

Peter Welch	peter.welch@unipath.com

Veronique Ameye	veronique.ameve@invmed.com

Anne Warner	anne.warner@invmed.com

BBI

Julian Baines	julianbaines@britishbiocell.co.uk

Colin Anderson	colinanderson@britishbiocell.co.uk

provided that a party may change its notice details on giving notice to the other party of the change in accordance with this clause.

9.3       Any notice given under this Deed shall be deemed to have been duly given when sent by email with receipt confirmed.

9.4       Any notice given under this Deed outside ordinary working hours shall be deemed not to have been given until the start of the next following Business Day.

10       Remedies and Waivers

10.1     No delay or omission by any party to this Deed in exercising any right, power or remedy provided by law or under this Deed shall:

(a)       affect that right, power or remedy; or

(b)      operate as a waiver of it.

10.2     The single or partial exercise of any right, power or remedy provided by law or under this Deed shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

10.3     The rights, powers and remedies provided in this Deed are cumulative and not exclusive of any rights, powers and remedies provided by law.

10.4     Without prejudice to any other rights and remedies which either party may have, each party acknowledges and agrees that damages would not be an adequate remedy for any breach by the other party of the provisions of this Deed and either party shall be entitled to seek the remedies of injunction, specific performance and other equitable relief (and the other party shall not contest the appropriateness or availability thereof), for any threatened or actual breach of any such provision of this Deed by the other party and no proof of special damages shall be necessary for the enforcement by either party of its rights under this Deed.

11       Validity

If at any time any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair;

(a)       the legality, validity or enforceability in that jurisdiction of any other provision of this Deed; or

(b)      the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Deed.

12       No Partnership

Nothing in this Deed and no action taken by the parties under this Deed shall constitute a partnership, association, joint venture or other co-operative entity between the parties.

13       Contracts (Rights of Third Parties) Act 1999

The parties to this Deed do not intend that any term of this Deed should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Deed.

14       Assignment

14.1     Subject to clause 14.2 no party shall assign all or any part of the benefit of, or its rights or benefits under, this Deed.

14.2     The rights conferred on IMI by this Deed may be assigned by IMI to any member of the IMI Group for the purpose of implementing the Proposal,

15       Announcements

15.1     Subject to sub-clause 15.2, and unless the unanimous recommendation of the BBI Board contemplated by sub-clauses 4.3 and 4.7, as the case may be, has not been given or has been withdrawn, modified or qualified, no announcement (other than the Announcement) concerning the Proposal or any ancillary matter contemplated by this Deed shall be made by either party hereto without the prior written approval of the other, such approval not to be unreasonably withheld or delayed.

15.2     BBI and IMI may each make such announcements as are required by:

(a)       the law of any relevant jurisdiction; or

(b)      any securities exchange or regulatory or governmental body or other authority to which that party is subject or submits, wherever situated, including (without limitation) the SEC, the American Stock Exchange, the UKLA, the London Stock Exchange and the Panel, whether or not the requirement has the force of law, in which case the party concerned shall take all such steps as may be reasonable and practicable in the circumstances to agree the contents of such announcement with the other party before making such announcement.

16       Costs

16.1     Each party will pay its own costs associated with the negotiation, preparation of documents relating to and execution of the Proposal.

17       General

17.1     This Deed may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original or this Deed, but all the counterparts shall together constitute but one and the same instrument.

17.2     This Deed may be modified or amended only by written agreement of the parties.

17.3     This Deed and the documents and other agreements referred to in it, together with the Mutual Confidentiality Agreement between the parties dated 22 November 2007 and the Exclusivity and Inducement Fee Deed agreed between the parties dated 3 December 2007 contains the whole agreement between the parties relating to the Proposal.

18       Law

This Deed shall be governed by, and construed in accordance with, English law and the parties hereby irrevocably submit to the jurisdiction of the English courts.

IN WITNESS WHEREOF this Deed has been executed and delivered as a deed the day and year first above written

EXECUTED as a deed	)
by INVERNESS MEDICAL	)
INNOVATIONS, INC.	)
acting by two officers	)

EXECUTED as a deed	)	/s/ [Illegible]
by BBI HOLDINGS PLC	)
acting by two directors/	)	/s/ [Illegible]
a director and its secretary	)

EXECUTED as a deed	)	/s/ [Illegible]
by INVERNESS MEDICAL	)
INNOVATIONS, INC.	)	/s/ [Illegible]
acting by two officers	)

EXECUTED as a deed	)
by BBI HOLDINGS PLC	)
acting by two directors/	)
a director and its secretary	)